LAWRENCEVILLE PLASMA PHYSICS, INC.
D/B/A LPPFUSION, INC.

September 30, 2020



LAWRENCEVILLE PLASMA PHYSICS, INC.
D/B/A LPPFUSION, INC.

For the Year Ended September 30, 2020

TABLE OF CONTENTS



BKC
Certified Public Accountants, PC
www.bkc-cpa.com

Independent Auditors' Report

Board of Directors
Lawrenceville Plasma Physics, Inc.
D/B/A LPPFusion, Inc.
Middlesex, New Jersey

We have audited the accompanying financial statements of Lawrenceville Plasma Physics, Inc. (D/B/A LPPFusion, Inc.), which comprise the Balance Sheet as of September 30, 2020, and the related Statements of Operations and Accumulated Deficit and Cash Flows for the year then ended, and the related Notes to the Financial Statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

39 State Route 12, Ste 2, Flemington, NJ 08822 ▪ (908) 782-7900 ▪ Fax (908) 782-4328
34 East Avenue, Woodstown, NJ 08098 ▪ (856) 769-0707 ▪ Fax (856) 769-4657 ▪ info@bkc-cpa.com

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lawrenceville Plasma Physics, Inc. (D/B/A LPPFusion, Inc.) as of September 30, 2020, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

BKC, CPAs, PC

BKC, CPAs, PC

January 25, 2021
Flemington, New Jersey

LAWRENCEVILLE PLASMA PHYSICS, INC.
D/B/A LPPFUSION, INC.
Balance Sheet
September 30, 2020

ASSETS

Current assets		
Cash	$	246,004
Prepaid expenses		5,523
Total current assets		251,527
Property and equipment, net of accumulated depreciation of $840,068		372,492
Total assets	$	624,019

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Paycheck Protection Program loan	$	73,945
Accounts payable and accrued expenses		48,516
Other current liabilities		125,019
Total current liabilities		247,480
Stockholders' equity		
Capital stock		
Class A voting, no par value, 20 shares authorized, 20 shares issued and outstanding		1
Class B non-voting, no par value, 400,000 shares authorized, 318,907 shares issued and outstanding		8,330,904
Accumulated deficit		(7,954,366)
Total stockholders' equity		376,539
Total liabilities and stockholders' equity	$	624,019

See accompanying notes to the financial statements.

3

LAWRENCEVILLE PLASMA PHYSICS, INC.
D/B/A LPPFUSION, INC.
Statement of Operations and Accumulated Deficit
For the Year Ended September 30, 2020

Operating expenses		
Salaries and wages	$	451,639
Payroll taxes		37,396
Employee benefits		57,921
Computer related expenses		15,583
Contractor expense		10,250
Deprecation expense		64,733
Dues and subscriptions		2,762
Insurance		8,924
Interest expense		525
Materials and supplies		32,738
Office expense		22,290
Professional fees		29,730
Rent expense		24,068
Telephone		11,068
Travel		107
Taxes		128
Utilities		3,600
Total operating expenses		773,462
Other income (expense)		
Miscellaneous income		74,384
Interest income		10
Processing fees for crowdfunding		(36,863)
Total other income		37,531
Net loss before provision for income taxes		(735,931)
Provision for income taxes		1,125
Net loss		(737,056)
Accumulated deficit - beginning of year		(7,217,310)
Accumulated deficit - end of year	$	(7,954,366)

See accompanying notes to the financial statements.

4

LAWRENCEVILLE PLASMA PHYSICS, INC.
D/B/A LPPFUSION, INC.
Statement of Cash Flows
For the Year Ended September 30, 2020

Cash flows from operating activities	
Net loss	$ (737,056)
Adjustments to reconcile net loss to	
net cash used in operating activities	
Depreciation	64,733
Increase in prepaid expenses	(5,523)
Decrease in accounts payable and accrued expenses	(10,525)
Decrease in deferred revenue	(45,384)
Increase in other current liabilities	125,019
Total adjustments	128,320
Net cash used in operating activities	(608,736)
Cash flows from investing activities	
Purchases of property and equipment	(76,163)
Net cash used in investing activities	(76,163)
Cash flows from financing activities	
Proceeds from sale of capital stock	797,635
Proceeds from Paycheck Protection Program loan	73,945
Net cash provided by financing activities	871,580
Increase in cash	186,681
Cash - beginning of year	59,323
Cash - end of year	$ 246,004

LAWRENCEVILLE PLASMA PHYSICS, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2020

	Class A Stock		Class B Stock		Accumulated	Total Stockholders'
	Number	Amount	Number	Amount	Deficit	Equity
Balance at September 30, 2018	20	$ 1	307,717	$ 7,389,520	$ (6,631,082)	$ 758,439
Issuance of stock	-	-	4,753	143,749	-	143,749
Stock based compensation	-	-	-	-	-	-
Net loss	-	-	-	-	(586,228)	(586,228)
Balance at September 30, 2019	20	1	312,470	7,533,269	(7,217,310)	315,960
Issuance of stock	-	-	6,437	797,635	-	797,635
Net loss	-	-	-	-	(737,056)	(737,056)
Balance at September 30, 2020	20	1	318,907	$ 8,330,904	$ (7,954,366)	$ 376,539

Note 1 -   Summary of significant accounting policies
            Description of the company
            Lawrenceville Plasma Physics, Inc., D/B/A LPPFusion, Inc. (the Company), incorporated in 2003, is a development-stage enterprise, researching and developing an economical, ecologically safe energy generation technology called Focus Fusion. This technology uses a Dense Plasma Focus device, fueled by hydrogen and boron, and converts energy directly into electricity.

The Company has already achieved major experimental milestones. Of the three factors that serve as an indicator of fusion energy yield (temperature, density and confinement time), the Company has so far achieved adequate temperature and confinement time for net energy. It plans to carry out scientific experiments to demonstrate the scientific feasibility of its approach and develop a prototype fusion generator. The Company expects that it will achieve profitable operation after that time primarily by selling licenses for the manufacture of the generators and from the royalties from those licenses.

Change in accounting standards
ASU 2014-09: On October 1, 2019, the Company adopted Accounting Standards Update, (ASU) 2014-09 *Revenue from Contracts with Customers* issued by the Financial Accounting Standards Board (FASB). This standard and all subsequent amendments to the ASU, create a single framework for recognizing revenue from contracts with customers. As a result of this adoption, management has determined that the Company' method of recording revenue did not require a material change in order to be compliant with this standard.

Use of estimates
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes
Deferred income taxes reflect the temporary differences in reporting assets and liabilities for income and financial accounting purposes. These temporary differences arise primarily from the recognition of accelerated depreciation for income tax purposes and net operating loss carryforwards.

With few exceptions, the Company is no longer subject to the U.S. Federal, state or local income tax examinations by tax authorities for years before 2016.

Note 1 -   Summary of significant accounting policies (continued)
            Property and equipment
            Property and equipment are stated at cost. Repairs and maintenance costs are expensed, while additions and betterments are capitalized. Depreciation is being provided for principally by the straight-line method over estimated useful lives of the related assets.

	Estimated Useful Life
Leasehold improvements	39 years
Machinery and equipment	10 years
Software	3 years

Revenue recognition
Revenue consists of subscription payments and sponsored research agreement provided by a non-profit organization.

ASU 2014-09: The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers*. This ASU as modified by ASU 2015-14, changes the timing of recorded revenue for services performed. This ASU was effective to the Company in the year ending September 30, 2020. As a result of this adoption Management has determined that the Company's method for recording revenue did not require a material change in order to be compliant with this standard.

Note 2 -   Concentration of credit risk
            The Company maintains its cash in bank deposit accounts, which may at times, exceed federally insured limits. At September 30, 2020, no amount was at risk.

Note 3 -   Property and equipment
            Property and equipment at cost is summarized as follows:

Leasehold improvements	$	114,592
Software		22,681
Machinery and equipment		1,075,287
Total property and equipment		1,212,560
Less: accumulated depreciation		840,068
Property and equipment, net	$	372,492

Depreciation expense for the year ended September 30, 2020 was $64,732.

Note 4 -   Paycheck Protection Program loan
            The Company received a $73,945 Paycheck Protection Program Loan. The loan accrues interest at a rate of 1%. The Company expects the full amount of the loan to be forgiven.

Note 5 -   Deferred revenue
Represents the unearned portion of a sponsored research agreement.

Note 6 -   Patents
The Company has been granted patents in the United States, Australia, Canada, China, and the European Union, and has an outstanding patent application in India.

Note 7 -   Stock option plan
Pursuant to the Company's Stock Option Plan, the Company will issue from time to time, to employees, officers, directors and consultants of the Company, options to purchase shares of the Company's common stock.

Options are granted with an exercise price equal to the fair value of the Company's stock at the date of the grant; the options generally vest immediately. The exercise price for the options range from $100 to $125. The options generally have ten-year contractual terms. The fair value of each option award was the market price of the stock as determined arbitrarily by the management of the Company on the date of the issuance. At September 30, 2020, there were 7,514 options outstanding.

There was no compensation expense recorded for any of the options because management of the Company, using qualitative inputs, has determined the fair value to be negligible.

Note 8 -   Operating leases
The Company leases space under a non-cancelable operating lease which expires January 2022. Rent is paid monthly. Rent expense for the year ended September 30, 2020 was $24,068.

The future minimum operating rental payments in excess of one year are as follows:

2021	23,660
2022	7,960

Note 9 -   Income taxes
The provision for income taxes for the year ended September 30, 2020 is as follows:

Current state taxes	$ 1,125

As of September 30, 2020, the Company has available a cumulative net operating loss carryforward of $7,847,409 which begins to expire in 2027 and a book to tax temporary difference of $76,900 arising from the recognition of accelerated depreciation for income tax purposes. Because of the more likely than not assessment that the deferred tax asset will not be used, an allowance equal to the amount of the deferred tax asset has been recorded.

Note 10 - Supplemental disclosure of cash flow information
Cash paid during the years ended September 30, 2020 and September 30, 2019 are as follows:

	2020	2019
Interest	$ 525	$ -
Income taxes	$ 128	$ -

Note 11 - Change in Accounting Standards
ASU 2016-02: FASB issued ASU 2016-02, *Leases*. This ASU recognizes as a liability, non-cancellable lease. The liability is offset by an amortizable asset called a right to use. This ASU will be effective to the Company in the year ending September 30, 2022. Management has not completed its assessment of the impact of this change.

Note 12 - Risk/uncertainties
The Company's activities are subject to significant risks and uncertainties, including failing to secure additional funding to operationalize the Company's current technology before another company develops similar technology.

On January 30, 2020, the World Health Organization (WHO) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (The COVID-19 outbreak) and the risks to the international community as a virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as the full magnitude that the pandemic will have on the Company's financial condition, liquidity, and future operations. Management is actively monitoring the impact of the global situation on its financial position, liquidity, operations and industry. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its results of operations, financial condition or liquidity for the year ending September 30, 2021.

Note 13 - Subsequent events
The Company's management has determined that no material events or transactions occurred subsequent to September 30, 2020 and through January 25, 2021, the date of the Company's financial statement issuance, which require additional disclosure in the Company's financial statements.